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                                                                     Exhibit 12
                              HECLA MINING COMPANY

                     FIXED CHARGE COVERAGE RATIO CALCULATION

               For the three months ended March 31, 1997 and 1996
                          (In thousands, except ratios)


                                        Three Months   Three Months
                                            1997           1996
                                        ------------   ------------

Net income before income taxes           $    643        $  1,511

Add:  Fixed Charges                         3,004           2,767
Less:  Capitalized Interest                  (361)           (477)
                                         --------        --------
Net income before income taxes           $  3,286        $  3,801
                                         ========        ========

Fixed charges:
  Preferred stock dividends              $  2,012        $  2,012
  Interest portion of rentals                 157             134
  Interest expense                            835             621
                                         --------        --------

Total fixed charges                      $  3,004        $  2,767
                                         ========        ========

Fixed Charge Ratio                           1.09            1.37

Write-downs and other noncash charges:
  DD&A(a) (mining activity)              $  4,352        $  5,459
  DD&A(a) (corporate)                          79              89
  Provision for closed operations
    and environmental matters                 189            (183)
                                         --------        --------

                                         $  4,620        $  5,365
                                         ========        ========


(a) "DD&A" is an abbreviation for "depreciation, depletion and amortization."